23 October 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 144,000 Reed Elsevier PLC ordinary shares at a price of 979.7149p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 130,839,935 ordinary shares in treasury, and has 1,139,193,576 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 31,393,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 83,500 Reed Elsevier NV ordinary shares at a price of €17.3143 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 76,069,244 ordinary shares in treasury, and has 660,646,264 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 18,174,051 shares.